Jiri Nozicka

Born in then Czechoslovakia in 1973. Studied electromechanics and worked as an electromechanics there untill1997 when arrived in the USA.

In 1999 came to Monterey and started commercial fishing on the F/V San Giovanni. While fishing on the San Giovanni, I also fished on other vessels in Monterey, Half Moon Bay and Bristol Bay, Alaska fishing for Ground fish, Salmon, Albacore Tuna.

In 2004 I became an alternate skipper on the F/V San Giovanni and 2011 took over the vessel as the main skipper. The vessel stopped fishing in 2013 and I then fished on the F/V Pioneer as a Deck boss and alternate skipper. In 2017 me and my wife Elizabeth founded F/V San Giovanni LLC and started full renovation of the vessel San Giovanni. The vessel is now only few months away from being fully operational in Federal Groundfish fishery and California Halibut Trawl Fishery.

Elizabeth Pennisi-Nozicka

Born in Monterey California in 1970 into a fishing family I grew up working in my parent's fish business. My parents had a fish processing market on Fisherman's Wharf number 2, a marine hardware store, a squid processing plant as well as three ground fish boats. I worked in many different areas of the business: the accounting office, the fish market and the marine hardware store.

After I got married, my husband and I started a local group to support the fishing industry. This group, People United for American Commercial Fisheries (PUACF), organized many events in Monterey and traveled around California with our traveling exhibits. PUACF has also been working hard to build a Fisherman's Lost at Sea Memorial here in Monterey. We were inspired to build this monument because I lost my oldest brother at sea in 2004. In connecting with other fishing families that have endured the same experience, we realized that a memorial would bring healing to our community, so we have worked over the years at accomplishing this goal. In December 2013 my father suddenly passed and so we put down our PUACF projects for a season. My parents passed the fishing boat San Giovanni, my grandfather and father's boat, on to my husband and I upon my father's passing. We re directed our efforts into restoring the San Giovanni and getting the boat fishing again. At this point I also decided to continue with my college education, and I have been going back to school for the past 6 years. Over the years my husband and I have been working on the lost at sea memorial and are moving forward with our plan to honor those who have lost their lives while fishing. It isn't just a project; it is a labor of love. Just like restoring the San Giovanni has been.